[New Medium Enterprises, Inc. Letterhead]

July 3, 2007

VIA EDGAR and FACSIMILE (202) 772-9205

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Robert S. Littlepage, Jr.
Washington, D.C. 20549

Re:           New Medium Enterprises, Inc.
Item 4.02 Form 8-K
Filed June 21, 2007
File No. 000-32779

Dear Mr. Littlepage:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its correspondence dated June 27, 2007 (the “Comment Letter”) to New Medium Enterprises, Inc. (the “Company” or “New Medium”) with respect to the above-referenced filing.

We have revised our Item 4.02 disclosure according to the comments detailed in the Comment Letter. We will be filing an amended Form 8-K simultaneously with the filing of this response. As you suggested, we are providing a marked copy of the amended Form 8-K attached hereto as Exhibit A.

In connection with our response to your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

If you have any questions regarding this response, please contact the undersigned at +44 011 208 746 2018.

NEW MEDIUM ENTERPRISES, INC.

/s/ Mahesh Jayanarayan
By:  Mahesh Jayanarayan
Its:  Chief Executive Officer

cc:  Andrew Mew, Securities and Exchange Commission
       Catherine L. Miller, Thompson Hine LLP
       David Svoboda, Morgenstern, Svoboda, & Baer, CPA’s, P.C.

Exhibit A

Item 4.02     Non-Reliance on Previously Issued Financial Statement or a Related Audit Report or Completed Interim Review

(a)           On June 21, 2007, in response to a comment raised by the staff of the Securities and Exchange Commission (“SEC”) concerning New Medium Enterprises Inc.’s (the “Company”) accounting treatment of its acquired intellectual property, and based upon our related discussions with the SEC, our management has concluded that the Company will expense amounts incurred in the acquisition of research and development projects from MultiDisk Ltd. and TriGM International SA as of the date of the consummation of the acquisition of those projects. Those amounts had been capitalized as an intangible asset in the fiscal year ending June 30, 2004 and were to be amortized over the expected life of the asset. Accordingly, the Audit Committee and our management concluded that our previously issued audited financial statements for the fiscal years ended June 30, 2006, 2005 and 2004 and our previously issued unaudited interim financial statements for the period ended September 30, 2006 and all subsequent interim periods should no longer be relied upon.

The Company capitalized certain expenses as Intellectual Property in amounts totaling $14,877,509 and $306,351 during fiscal years ended June 30, 2004 and June 30, 2005, respectively. These costs, which are research and development in nature, are required to be expensed under U.S. generally accepted accounting principles. The effects of this change will be a direct charge to expense in those periods of all amounts previously capitalized. This change in accounting treatment will cause our Net Loss to increase from $156,483 to $15,033,992 for the fiscal year ended June 30, 2004 and from $2,073,734 to $2,380,085 for the fiscal year ended June 30, 2005.

This change in accounting treatment will be reflected in our financial statements on a going forward basis. In addition, the financial statements contained in the Company’s Form 10-KSB for the year ended June 30, 2006 the Form 10-Q filings for the periods ended September 30, 2006, December 31, 2006 and March 31, 2007 will be restated. We will be filing amended filings with the SEC as soon as reasonably practicable.

Our management and the Audit Committee have discussed the matters disclosed in this report with the Company’s independent registered public accounting firm.

NME Inc Global Headquarters, VMD House. 195 The Vale, London, W3 7QS, United Kingdom
Tel: +44 (0) 208 746 2018   Fax: +44 (0) 208 749 8025
www.nmeinc.com  OTC BB:NMEN